UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 1997
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-43747
                       --------




                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS
                       -------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          100 Renaissance Center.
                                          Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
      -----------------------------------------------                 --------

      Saturn Personal Choices Savings Plan for Non-Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .      3
        Statements of Net Assets Available for Benefits, as of
          December 31, 1997 and 1996. . . . . . . . . . . . . . . . .      4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1997 and 1996. . . . . . .      5
        Notes to Financial Statements . . . . . . . . . . . . . . . .      6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
            as of December 31, 1997 . . . . . . . . . . . . . . . . .      17
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1997. . . . . . . . . . . . . . .      19
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent  . . . . . . . . . .      20





                                  SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Saturn Personal Choices Savings
                                         Plan for Non-Represented Members
                                         --------------------------------
                                         (Name of plan)



Date  June 23, 1998                    By:
      -------------
                                         /s/John F. Smith, Jr.
                                         ------------------------------
                                        (John F. Smith, Jr., Chairman
                                         President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Personal Choices Savings Plan
for Non-Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Personal Choices Savings Plan for Non-Represented Members (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 12, 1998

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1997 AND 1996


                                                 1997              1996
ASSETS:                                      -----------       -----------
Investments, at fair value:
   Value of interest in General Motors
     Savings Plans Master Trust              $54,109,031       $40,974,143
   Fixed Income Fund                           1,056,902         2,583,252
   Mutual Funds                               24,983,305        13,331,005
   Loans to participants                       2,829,375         2,055,338

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                13,426,191         7,722,513
                                              ----------        ----------

        Total assets                          96,404,804        66,666,251

LIABILITIES:
   Due to brokers for securities purchased,
     not settled                                  43,629            52,085
                                              ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS            $96,361,175       $66,614,166
                                              ==========        ==========



Reference should be made to the Notes to Financial Statements.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                 1997              1996
                                             -----------       -----------
ADDITIONS:
   Investment income:
     Net appreciation in
      fair value of investments               $1,693,866           $193,755
     Dividends                                 1,267,343            883,862
     Interest                                  1,857,976            933,724
     Net investment income from the General
      Motors Savings Plans Master Trust        8,224,906          2,418,034
                                              ----------         ----------

        Total investment income               13,044,091          4,429,375

   Interest on loans                             185,033            124,926

   Contributions:
     Employer                                  3,868,046          2,835,614
     Participants                             14,820,839         11,100,551
                                              ----------         ----------

        Total contributions                   18,688,885         13,936,165
                                              ----------         ----------

     Total additions                          31,918,009         18,490,466

DEDUCTIONS:
   Benefits paid to participants               2,154,021          1,139,224
   Forfeitures                                    16,979              3,380
                                              ----------         ----------

        Total deductions                       2,171,000          1,142,604

NET INCREASE                                  29,747,009         17,347,862

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                          66,614,166         49,266,304
                                              ----------         ----------

   End of year                               $96,361,175        $66,614,166
                                              ==========         ==========




Reference should be made to the Notes to Financial Statements.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                        NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Personal Choices Savings Plan for Non-Represented Members ("the Plan"). General Motors Investment Management Corporation acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible non-represented members with tax-deferred and after-tax voluntary savings opportunities. Participant savings are matched, in part, by Saturn contributions credited to the Plan. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

    Participation
    Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are not represented by the United Auto Workers ("UAW") or other labor organizations. Employees who are classified as contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

    Participant Contributions
    Participants may elect to contribute to the Plan in several ways:

    o Participants may contribute up to 20% of Eligible Monthly Salary on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

    o Participants may contribute up to 20% of Eligible Monthly Salary, or $9,500 for the years ended 1997 and 1996, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

    o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

    o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Savings-Stock Purchase Program Trust. There were no transfers in process relating thereto at December 31, 1997 or 1996.

    o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

    Saturn Matching Contributions
    Saturn currently matches Participant Savings up to 60% of Basic Savings (70% effective January 1, 1998). For the plan year 1996, the Saturn match was 50%. A participant's "Basic Savings" are defined as savings which do not exceed 6% of Eligible Monthly Salary.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    Description of Investment Options:

    General Motors Corporation Common Stock $1-2/3 Par Value, EDS Common Stock Fund, Class H $0.10 Par Value, and Raytheon Class A Common Stock Fund - Under these options, participant's contributions are invested in the respective classes of common stock.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

    Assets invested in each of the classes of common stock ($1-2/3 par value, EDS Common Stock Fund, Class H, and Raytheon Class A Common Stock Fund)are expressed in terms of units rather than shares of stock as previously expressed. Each unit represents a proportionate interest in all of the assets of the particular class of common stock fund. The number of units credited to each participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective class of common stock fund.

    EDS Common Stock Fund - Effective June 7, 1996 the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of General Motors. In connection with the split-off, all shares of GM Class E Common Stock were converted to shares of EDS Common Stock, and participant assets in the GM Class E Common Stock Fund were converted to the EDS Common Stock Fund. The EDS Common Stock Fund will remain as an investment option in the Plan through July 31, 2001; however, no further contributions or exchanges from any other investment options into the EDS Common Stock Fund will be permitted during that time. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in an income fund investment option prior to allocation to participant accounts. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the EDS common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

    Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of the GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such distribution was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued


    Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. The Raytheon Class A Common Stock Fund will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held by the Master Trust will be invested in an income fund investment option prior to allocation to participant's accounts.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

    Equity Index Fund - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Balanced Fund - Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds, which utilized such financial instruments, is not considered significant to the Plan's financial statements.

    The above three options are included under the General Motors Savings Plans Master Trust. (See Note F.)

    Income Fund - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The crediting interest rates, fund managers, and contract value of the investment contracts at December 31, 1997 and 1996, respectively, were as follows:

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

         Interest  Interest
         Rate      Rate
         as of     as of          Fund                  Investment Contracts
         12/31/97  12/31/96      Manager                  1997        1996
         --------  --------  ------------------------  -----------  ---------
          6.51%     6.51%    New York Life             $1,116,933  $1,048,665
          6.80%       -      New York Life              2,122,950        -
          6.54%     6.22%    John Hancock Mutual Life   3,705,045   2,049,572
          6.50%     6.51%    John Hancock Mutual Life   3,047,046   1,405,582
          7.30%     7.42%    Metropolitan Life          3,195,298   2,994,071
          6.23%     6.23%    Principal Mutual Life        160,046     150,660
          7.27%     7.27%    Provident National            78,873      73,963
                                                        ----------  ---------
                                                       $13,426,191 $7,722,513
                                                        ==========  =========

    The contract value of the investment contracts approximates their fair value at December 31, 1997 and 1996. The average yield on the investment contracts for the years ended December 31, 1997 and 1996 was 6.75% and 6.79%, respectively.

    In 1997 and 1996, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1997 and 1996, the fair value of such investments, considered as the Fixed Income Fund, was $1,056,902 and $2,583,252, respectively.

    Mutual Funds - This option is comprised of three core option mutual funds and forty-four self directed account mutual funds managed by Fidelity Investments. (See Note C.) The core option mutual funds are Fidelity Magellan, Puritan, and Contrafund. Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

    Vesting
    Employee contributions vest immediately. Saturn matching contributions and earnings thereon vest fully upon the attainment of 5 years of credited service, death, total and permanent disability or retirement.

    Distributions
    Employees may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the participant's account balance exceeds $3,500 ($5,000 effective January 1, 1998). In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

    There were no distributions payable to participants included in net assets available for benefits as of December 31, 1997 and 1996.

    Transfers
    Participants may transfer assets between Investment Options at any time, with certain limitations.

    Loans
    Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

    Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the Participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 1997 ranged from 6% to 9%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings will accrue to the assets liquidated for the loan.

    At December 31, 1997 and 1996 loans to participants were $2,829,375, and $2,055,338, respectively.

    Termination of the Plan
    Although it has not expressed any intent to do so, Saturn has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the Administrator may direct the Trustee to:

     o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described in Note A, or

     o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - Value of Interest in General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contacts - at contract value, which consists of cost plus accumulated interest.
       - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors Corporation Common Stocks acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o  Securities transactions are recorded on the date the trades are executed.

    o Net appreciation in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

    o Certain costs of Plan administration are paid by Saturn.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

    o Certain reclassifications have been made to prior-year amounts to conform with current-year presentation.

C.  INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1997 and 1996.

Investment Manager            Investment Type               1997       1996
------------------   ---------------------------------  ----------- ----------
State Street Bank    Value of Interest in General
   and Trust          Motors Savings Plans Master
                      Trust                           $54,109,031* $40,974,143*

State Street Bank
   and Trust         Fixed Income Fund                  1,056,902    2,583,252

Fidelity             Magellan                           5,537,037*   2,831,013
Fidelity             Puritan                            2,773,335    1,234,619
Fidelity             Contrafund                         7,229,662*   4,441,748*
Fidelity             Self Directed Accounts             9,443,271**  4,823,625**
                                                       ----------   ----------
           Total mutual funds                          24,983,305   13,331,005

Loans to
   Participants      6% to 9%                           2,829,375    2,055,338
                                                       ----------   ----------

New York Life        Investment Contract, 6.51%         1,116,933    1,048,665

New York Life        Investment Contract, 6.80%         2,122,950            -

Provident National   Investment Contract, 7.27%            78,873       73,963

Principal Mutual     Investment Contract, 6.23%           160,046      150,660
  Life

John Hancock Mutual  Investment Contract, 6.54%         3,705,045    2,049,572
   Life

John Hancock Mutual  Investment Contract, 6.50%         3,047,046    1,405,582
   Life

Metropolitan Life    Investment Contract, 7.30%         3,195,298    2,994,071
                                                       ----------   ----------
           Total Guaranteed Investment Contracts       13,426,191    7,722,513
                                                       ----------   ----------

     TOTAL                                            $96,404,804  $66,666,251
                                                       ==========   ==========
*  Represents 5% or more of Plan assets.

** Represents the total of forty-four and thirty-five individual mutual funds managed by Fidelity Investments for the years ended December 31, 1997 and 1996, respectively, none of which exceed 5% or more of Plan assets.

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

D.  SHARE AND UNIT VALUES

All assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as of:

                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1997
GM $1-2/3 par value Common
    Stock Fund                     180,527  $145.830      163,207   $160.890
GM Class H Common Stock Fund        22,726   103.750       19,330    181.520
EDS Common Stock Fund               47,607   114.660       51,604     92.780
Raytheon Class A Common
    Stock Fund                      32,183    89.890            -           -
Income Fund                      1,201,950    12.154    1,104,123     11.955
Equity Index Fund                  710,434    22.580      700,757     21.950
Balanced Fund                       62,241    16.370       56,077     16.490


                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1997
GM $1-2/3 par value Common
    Stock Fund                     174,038  $134.080      164,093   $139.390
GM Class H Common Stock Fund        20,249   159.560       22,240    150.840
EDS Common Stock Fund               55,784   107.050       58,313    105.410
Income Fund                      1,033,351    11.758      950,167     11.569
Equity Index Fund                  566,192    20.420      566,432     17.380
Balanced Fund                       45,877    15.620       42,698     14.300


                                      December 31,          September 30,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1996
GM $1-2/3 par value Common
    Stock Fund                     158,470  $134.180      167,441   $115.680
GM Class H Common Stock Fund        23,185   156.740       20,113    161.380
EDS Common Stock Fund               60,871   112.810       62,421    159.120
Income Fund                        904,019    11.391      688,602     11.215
Equity Index Fund                  507,039    16.390      472,274     15.620
Balanced Fund                       44,524    14.160       33,988     13.390

                                        June 30,             March 31,
                                  Number of Value of    Number of   Value of
                                    Units   Each Unit     Units     Each Unit
Fiscal Year 1996
GM $1-2/3 par value Common
    Stock Fund                     147,914  $126.040      142,829   $128.230
GM Class H Common Stock Fund        17,807   167.550       12,749    176.950
EDS Common Stock Fund               66,938   139.530       68,044    147.640
Income Fund                        711,754    11.038      672,017     10.866
Equity Index Fund                  466,006    15.150      447,327     14.500
Balanced Fund                       35,658    13.090       31,779     12.770

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Participant and employer contributions, investment income (loss), benefits paid to participants, and interfund transfers by fund are as follows for the years ended December 31, 1997 and 1996:

                                                    1997              1996
Participant Contributions:

GM $1-2/3 par value Common Stock Fund          $4,659,864        $3,875,153
GM Class H Common Stock Fund                    1,122,135           728,070
EDS Common Stock Fund                                   -           690,423
Raytheon Class A Common Stock Fund                      -                 -
Income Fund                                     2,189,375         1,663,491
Equity Index Fund                               2,189,632         1,205,705
Balanced Fund                                     175,544           105,504
Fidelity Magellan Fund                            975,969           837,046
Fidelity Puritan Fund                             535,745           343,554
Fidelity Contrafund                             1,388,138           730,917
Self-Directed Accounts                          1,584,437           920,688
                                               ----------        ----------
                                              $14,820,839       $11,100,551
                                               ==========        ==========

Employer Contributions:

GM $1-2/3 par value Common Stock Fund          $3,868,046        $2,835,614
                                                =========         =========


Investment Income (Loss):

GM $1-2/3 par value Common Stock Fund          $2,920,692        $1,993,610
GM Class H. Common Stock Fund                  (1,011,900)          246,386
EDS Common Stock Fund                              (3,334)       (1,348,574)
Raytheon Class A Common Stock Fund              2,903,176                 -
Income Fund                                       890,554           562,922
Equity Index Fund                               3,315,237         1,465,708
Balanced Fund                                     101,035            61,020
Fidelity Magellan Fund                            871,575           280,676
Fidelity Puritan Fund                             369,875           136,312
Fidelity Contrafund                             1,165,928           564,955
Self-Directed Accounts                          1,521,253           466,360
                                                ---------         ---------
                                              $13,044,091        $4,429,375
                                               ==========         =========

Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $562,538          $413,485
GM Class H Common Stock Fund                       52,506            57,850
EDS Common Stock Fund                             134,217           127,128
Raytheon Class A Common Stock Fund                    175                 -
Income Fund                                       648,110           291,718
Equity Index Fund                                 427,315           118,436
Balanced Fund                                       4,668             7,248
Fidelity Magellan Fund                             93,929            31,518
Fidelity Puritan Fund                              44,416            14,540
Fidelity Contrafund                               153,448            50,538
Self-Directed Accounts                             32,699            26,763
                                                ---------         ---------
                                               $2,154,021        $1,139,224
                                                =========         =========

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                       NOTES TO FINANCIAL STATEMENTS -

                                                    1997              1996
Interfund Trust Transfers:

GM $1-2/3 par value Common Stock Fund         $(5,519,926)      $(6,228,502)
GM Class H Common Stock Fund                   (1,354,026)        1,065,935
EDS Common Stock Fund                          (1,176,897)           41,099
Raytheon Common Stock Fund                        (16,804)                -
Income Fund                                     1,753,422         1,421,427
Equity Index Fund                               2,551,243           312,135
Balanced Fund                                     134,906           187,711
Fidelity Magellan Fund                            963,984           (60,377)
Fidelity Puritan Fund                             711,037           164,208
Fidelity Contrafund                               138,516         1,808,676
Self-Directed Accounts                          1,814,545         1,287,688
                                                ---------         ---------
                                               $        -        $        -
                                                =========         =========

F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings - Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   Saturn Personal Choices Savings Plan for Non-Represented Members

The Master Trust is composed of six master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the EDS Common Stock Fund, Raytheon Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1997 and 1996:
                                                   1997           1996

Value of interest in Master Trust               $54,109,031  $40,974,143
                                               ------------   ----------
Percentage of total Master Trust                      0.64%        0.55%
                                               ------------   ----------
Value of interest in the net investment
  income from Master Trust accounts             $8,224,906    $2,418,034
                                                ------------- ----------
Percentage of total Master Trust net
  investment gain                                     0.45%        0.34%
                                                ------------- ----------

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of all participating plans in the Master Trust at December 31, 1997 and 1996 are summarized in thousands as follows:

                                                    1997          1996
ASSETS

    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value        $4,219,576   $4,237,497
          General Motors Class H, $0.10 par value   225,418      389,506
          EDS Common Stock Fund                     460,532      632,206
          Raytheon Class A Common Stock Fund        360,087         -
          Other Corporate                            15,110       12,440
       U.S. Government Securities                     2,913        1,875
       Common/Collective Trust                    3,167,494    2,063,946
       Cash                                          51,835       79,952
                                                  ---------    ---------
          Total investments                       8,502,965    7,417,422

    Receivables:
       Due from broker for investments sold           2,664        2,081
       Accrued investment income                      4,791        1,633
                                                  ---------    ---------

          Total receivables                           7,455        3,714
                                                  ---------    ---------

          Total assets                            8,510,420    7,421,136
                                                  ---------    ---------
LIABILITIES:
    Due to broker for securities purchased           (8,553)         (49)
                                                  ---------    ---------

Net assets available for benefits                $8,501,867   $7,421,087
                                                  =========    =========

The net investment income of all participating plans in the Master Trust for the years ended December 31, 1997 and 1996 is summarized in thousands as follows:

Interest                                             $4,273       $5,651
Dividends                                           148,332      145,877
Stock dividend                                      314,280            -
Net appreciation in fair value of investments:
    Common stocks                                   658,340      192,900
    U.S. Government securities                          303           78
    Common and collective trusts                    703,360      365,828
    Registered investment company                     8,321        6,410
                                                   --------    ---------
       Total net appreciation in fair value
          of investments                          1,370,324      565,216
                                                  ---------    ---------
       Total investment income                   $1,837,209     $716,744
                                                  =========    =========

                     SATURN PERSONAL CHOICES SAVINGS PLAN
                         FOR NON-REPRESENTED MEMBERS

                  NOTES TO FINANCIAL STATEMENTS - Concluded

G.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under Section 501(a) of the Code.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.





                                 * * * * * *



                          SATURN PERSONAL CHOICES SAVINGS PLAN
                              FOR NON-REPRESENTED MEMBERS

                Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                AS OF DECEMBER 31, 1997

Column A    Column B          Column C                           Column D    Column E
---------   ----------------  -------------------------          ----------  ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                         Current
            Similar Party     Description of Investment             Cost        Value
---------   ----------------  -------------------------          ----------  -----------

     *     State Street Bank  Value of Interest in
             and Trust          General Motors Savings
                                Plans Master Trust              $50,611,985   $54,109,031

     *     State Street Bank  Fixed Income Fund
             and Trust                                            1,041,665     1,056,902
                              Mutual Funds:
           Fidelity             Magellan                          5,010,644     5,537,037
           Fidelity             Puritan                           2,617,411     2,773,335
           Fidelity             Contrafund                        6,777,030     7,229,662
           Fidelity             Asset Manager                        18,248        10,745
           Fidelity             Capital Appreciation                 81,352        78,132
           Fidelity             Retirement Growth                    66,555        64,691
           Fidelity              Value                              682,987       680,463
           Fidelity              Small Cap Stock                    397,534       418,981
           Fidelity              Low-Priced Stock                   515,117       532,277
           Fidelity              Fifty                               35,694        35,857
           Fidelity              OTC Portfolio                      566,785       558,854
           Fidelity              Stock Selector                     173,009       177,484
           Fidelity              Disciplined Equity                  66,361        69,058
           Fidelity              Growth Company                     332,651       344,645
           Fidelity              Dividend Growth                    807,867       852,951
           Fidelity              Trend                              104,282        92,637
           Fidelity              Blue Chip Growth                   730,616       802,526
           Fidelity              Fund                               266,062       286,855
           Fidelity              Growth & Income Portfolio          592,320       674,851
           Fidelity              Equity Income                      238,588       268,483
           Fidelity              Equity Income II                   609,929       654,685
           Fidelity              Real Estate Investment             144,405       154,771
           Fidelity              Utilities Income                    54,904        56,036
           Fidelity              World Wide                         173,145       171,838
           Fidelity              Canada                               8,767         7,858
           Fidelity              Diversified International          254,663       271,306
           Fidelity              Pacific Basin                       39,778        32,218
           Fidelity              International Growth & Income      157,589       157,483
           Fidelity              Europe                             237,788       256,153
           Fidelity              Overseas                           186,045       187,258
           Fidelity              Asset Manager Growth                56,410        57,937
           Fidelity              Convertible Securities              16,121        15,781
           Fidelity              Balanced                             4,729         5,077
           Fidelity              Global Bond                         13,509        12,769
           Fidelity              Investment Grade Bond               49,459        50,284
           Fidelity              Government Securities               55,965        56,840
           Fidelity              Hong Kong & China                    2,011         2,040
           Fidelity              New Markets Income                  37,992        34,487
           Fidelity              Emerging Markets                    13,370         8,621
           Fidelity              Capital & Income                    41,204        43,138
           Fidelity              Mid Cap Stock                      110,825       107,751
           Fidelity              Freedom 2010                       314,524       335,910
           Fidelity              Freedom 2020                         3,227         3,225
           Fidelity              Freedom 2030                        25,229        25,018

                                     - 17 -

                            SATURN PERSONAL CHOICES SAVINGS PLAN
                              FOR NON-REPRESENTED MEMBERS

                Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1997 - Concluded

Column A    Column B          Column C                           Column D    Column E
---------   ----------------  -------------------------          ----------  ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                         Current
            Similar Party     Description of Investment             Cost        Value
---------   ----------------  -------------------------          ----------  -----------

           Fidelity              Emerging Growth                $    63,026   $    53,346
           Fidelity              Export & Multinational             141,448       119,519

*          State Street Bank
             and Trust           Money Market                       612,432       612,432
                                                                 ----------   -----------

                                  Total Mutual Funds             23,509,607    24,983,305
                                                                 ----------   -----------

                              Loan Fund 6% - 9%                   2,829,375     2,829,375

           New York Life      Investment Contract, 6.51%          1,116,933     1,116,933
           New York Life      Investment Contract, 6.80%          2,122,950     2,122,950
           John Hancock
             Mutual Life      Investment Contract, 6.54%          3,705,045     3,705,045
           John Hancock
             Mutual Life      Investment Contract, 6.50%          3,047,046     3,047,046
     *     Metropolitan Life  Investment Contract, 7.30%          3,195,298     3,195,298
           Principal Mutual
             Life             Investment Contract, 6.23%            160,046       160,046
           Provident National Investment Contract, 7.27%             78,873        78,873
                                                                 ----------   -----------
                                Total Guaranteed Investment
                                  Contracts                      13,426,191    13,426,191
                                                                 ----------   -----------

                              Total Assets Held for Investment  $91,418,823   $96,404,804
                                                                 ==========    ==========

*  Indicates party-in-interest




                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                  Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
              SERIES OF TRANSACTIONS IN EXCESS OF 5% OF NET ASSETS

Column A             Column B        Column C    Column D   Col. E    Column F   Column G    Column H    Column I
--------------    ---------------   ----------  ----------  ------  ----------- ----------  ----------  ---------
                                                                      Expense                 Current
                                                                      Incurred                Value of
  Identity of                         Purchase    Selling   Lease       With     Cost of      Asset on   Net Gain
  Party/Broker      Description        Price       Price    Rental  Transaction    Asset    Trans. Date   (Loss)
--------------    ---------------   ----------  ----------  ------  ----------- ----------  ----------- ---------


State Street Bank  Fixed Income   $13,735,405  $     -      $  -      $  -     $13,735,405  $13,735,405   $  -
and Trust          Fund                  -     15,263,188      -         -      15,263,188   15,263,188      -

Fidelity           Magellan         2,971,497        -         -         -       2,971,497    2,971,497      -
                                         -        838,668      -         -         791,866      838,668    46,802

Fidelity           Contrafund       4,132,460        -         -         -       4,132,460    4,132,460      -
                                         -      1,930,362      -         -       1,797,178    1,930,362   133,184
                                    ---------   ---------   ------     ------   ----------   ----------   -------

                                  $20,839,362 $18,032,218   $   -     $  -     $38,691,594  $38,871,580  $179,986
                                   ==========  ==========   ======     ======   ==========   ==========   =======



There are no single reportable transactions that reach the 5% of beginning net assets criteria.











                                                                 - 19 -